Exhibit 11.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement of ADOMANI, Inc. (the “Company”) on Form 1-A of our report dated August 17, 2016, except for the effects of the restatement discussed in Note 5 as to which the date is September 16, 2016, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits as of the consolidated financial statements of ADOMANI, Inc. and subsidiaries as of December 31, 2016 and 2015 and for the years then ended, which report appears in the Offering Circular , which is part of this Offering Statement. We also consent to the reference to our Firm under the heading “Experts” in such Offering Circular.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

October     , 2016